Nico Ventures, Inc. Common Shares Subscription Agreement

The undersigned ("**Subscriber**") hereby tenders this subscription ("**Subscription Agreement**") to Nico Ventures, Inc., a Delaware Corporation (the "**Company**"), on the terms and conditions set forth below:

1. Subscription. Subject to the terms and conditions of this Subscription Agreement, Subscriber hereby: (a) subscribes to purchase from the Company the number of shares of Common Stock of the Company (collectively, the "**Common Stock**") set forth on the signature page of this Subscription Agreement (the "**Shares**"), depending on the total subscription amount; and (b) agrees to pay to the Company, upon Subscriber's execution of this Subscription Agreement, an amount equal to $2.00 per Share (the "**Purchase Price**", excluding any discount that may be applied as a bonus and reflected on the signature page), via wire transfer, ACH, or Debit/Credit Card to the Company.

    a. By executing this Subscription agreement, Subscriber acknowledges that Subscriber has received this Subscription agreement, a copy of the Offering Statement filed with the SEC and any other information required by the Subscriber to make an investment decision.

    b. The aggregate dollar amount of Securities sold shall not exceed $365,720.00 (the "Oversubscription Offering"). The Company may accept subscriptions until October 31, 2026, (the "Offering Deadline"). Provided that subscriptions for 1,000 Shares ($2,000.00 in investments) are received (the "Target Offering Amount"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Offering Deadline (each a "Closing Date").

2. Acceptance. The Company has the right to accept or reject Subscriber's subscription in its sole and absolute discretion. The subscription will be accepted only when the Company countersigns this Subscription Agreement. Subscriber understands and agrees that, if this Subscription Agreement is accepted, it may not be cancelled, revoked or withdrawn by Subscriber. If this offer to buy Shares is rejected by the Company or is withdrawn by Subscriber in writing prior to acceptance by the Company, such portion of the Purchase Price as has been received by the Company in connection with this Subscription Agreement will be returned to Subscriber without interest, and Subscriber will cease to have any interest in, or rights with respect to, the Shares.

3. Purchase Procedure.

a. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the intermediary.

b. Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable closing. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice upon Closing.

4. Representations, Warranties and Agreements. Subscriber makes the following representations, warranties, acknowledgments and agreements in order to induce the Company to accept this subscription:

(a) Authorization. Subscriber has full power and authority to enter into this Subscription Agreement, and when executed and delivered by Subscriber, will constitute valid and legally binding obligations of Subscriber, enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) Purchase Entirely for Own Account. This Subscription Agreement is made with Subscriber in reliance upon Subscriber's representation to the Company, which by Subscriber's execution of this Subscription Agreement, Subscriber hereby confirms, that the Shares to be acquired by Subscriber will be acquired for investment for Subscriber's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of applicable securities laws. By executing this Subscription Agreement, Subscriber further represents that Subscriber does not presently have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participations to such person or entity or to any third person or entity, with respect to any of the Shares. In an entity, Subscriber has not been formed for the specific purpose of acquiring the Shares.

(c) Disclosure of Information. Subscriber and his, her or its attorneys and/or advisors have had an opportunity to obtain information concerning the Company and have had an opportunity to ask questions of and receive answers from authorized representatives of the Company concerning the Company, the offering and sale of the Shares and any other relevant matters pertaining to this investment, and in all instances have been afforded the opportunity to obtain such additional information as necessary to verify the accuracy of the information that was otherwise provided.

Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Statement. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(d) Restricted Securities. Subscriber understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Subscriber's representations as expressed herein. Subscriber understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, Subscriber must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Subscriber acknowledges that the Company has no obligation to register or qualify the Shares for resale. Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of Subscriber's control, and which the Company is under no obligation and may not be able to satisfy.

(e) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

Subscriber is aware of the adoption of Rule 144 by the Securities and Exchange Commission under the Securities Act, which permits limited public resales of securities acquired in a non-public offering, subject to the satisfaction of certain conditions, including (without limitation) the availability of certain current public information about the issuer, the resale occurring only after the holding period required by Rule 144 has been satisfied, the sale occurring through an unsolicited "broker's transaction," and the amount of securities being sold during any three-month period not exceeding specified limitations. Subscriber acknowledges and understands that the conditions for resale set forth in Rule 144 have not been satisfied and that the Company has no plans to satisfy these conditions in the foreseeable future.

Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;
(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act
(iii)   As a part of an offering registered under the Securities At with the SEC; or
(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(f) No Violations. Subscriber will not sell, transfer, or otherwise dispose of the Shares in violation of this Subscription Agreement, the Securities Act, the Securities 3 Exchange Act of 1934, or the rules promulgated thereunder, including Rule 144 under the Securities Act.

(g) Securities Law Restrictions. Regardless of whether the offering and sale of Shares under this Subscription Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company at its discretion may impose restrictions upon the sale, pledge or other transfer of the Shares (including the placement of appropriate legends on stock certificates, if any, or the imposition of stop-transfer instructions) if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state or any other law.

(h) <u>Rights of the Company</u>. The Company shall not be required to (i) transfer on its books any Shares that have been sold or transferred in contravention of this Subscription Agreement or (ii) treat as the owner of Shares, or otherwise to accord voting, dividend or liquidation rights to, any transferee to whom Shares have been transferred in contravention of this Subscription Agreement.

(i) <u>No Public Market</u>. Subscriber understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

(j) <u>Legends</u>. Subscriber understands that the Shares are issued and issuable in uncertificated form, but that the Members of the Company may authorize the issuance of stock certificates at any time, and if so authorized, such stock certificates representing the Shares will bear such legend as the Members of the Company then determines appropriate, including the following example legend:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(k) <u>Investor Limits</u>. Subscriber is either an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act or is investing within their investor limits as defined in 4(a)(6) of Regulation CF.

(l) <u>Speculative Investment</u>. Subscriber is aware that an investment in the Shares is highly speculative and Subscriber could lose his, her or its entire investment and Subscriber's financial condition is such that Subscriber is able to bear the economic risks of investment in the Shares, including the risk of loss of Subscriber's entire investment in the Shares should the Shares become worthless, taking into consideration the limitations on resale of the Shares.

(m) <u>Financial Experience</u>. Subscriber, by reason of his, her or its business or financial experience or by reason of the business or financial experience of his, her or its 4 financial advisor is capable of evaluating the risks and merits of an investment in the Shares and of protecting his, her or its own interests in connection with this investment.

(n) <u>Residence</u>. If Subscriber is an individual, then Subscriber resides in the state identified in the address of Subscriber set forth on the signature page of this Subscription Agreement; if Subscriber is a partnership, corporation, limited liability company or other entity, then the office or offices of Subscriber in which its principal place of business is identified in the address or addresses of Subscriber set forth on the signature page of this Subscription Agreement.

(o) <u>Indemnification</u>. Subscriber agrees to indemnify, defend and hold harmless the Company and its shareholders, directors, officers, employees, agents and representatives from and against all damages, losses, costs and expenses (including reasonable attorneys' fees) which they may incur by reason of the failure of Subscriber to fulfill any of the terms or conditions of this Subscription Agreement, or by reason of or attributable to any breach of the representations and warranties made by Subscriber herein, or in any document provided by Subscriber to the Company or the fact that any of such representations and warranties or acknowledgments and understandings set forth herein or therein are untrue or without adequate factual basis to be considered true and not misleading.

(p) Choice of Law. This Subscription Agreement, its construction and the determination of any rights, duties or remedies of the parties arising out of, or relating to, this Subscription Agreement shall be governed by the internal laws of the State of Delaware.

(q) Entire Agreement. The terms of this Subscription Agreement are intended by the parties as the final expression of their agreement with respect to the terms included in this Subscription Agreement and may not be contradicted by evidence of any prior or contemporaneous agreement, arrangement, understanding, representations, warranties, covenants, or negotiations (whether oral or written).

(r) No Waiver. No waiver or modification of any of the terms of this Subscription Agreement shall be valid unless in writing. No waiver of a breach of, or default under, any provision of this Subscription Agreement shall be deemed a waiver of such provision or of any subsequent breach or default of the same or similar nature or of any other provision or condition of this Subscription Agreement.

(s) Counterparts. This Subscription Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(t) Electronic Execution. A signed copy of this Subscription Agreement, including in Portable Digital Format (.pdf) or other digital format, delivered by facsimile, e-mail or other means 5 of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Subscription Agreement.

(u) Expenses. Each party shall pay all of the costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this Subscription Agreement.

(v) Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive acceptance of the subscription.

(w) Gender and Number. Terms used in this Subscription Agreement in any gender or in the singular or plural include other genders and the plural or singular, as the context may require. If Subscriber is an entity, all reference to "him" and "his" or "her" and "hers" shall be deemed to include "it" or "its" and vice versa.

(x) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of Securities.

Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.